

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Kristen Actis-Grande
Executive Vice President andChief Financial Officer
MSC Industrial Direct Co., Inc.
515 Broadhollow Road
Suite 1000
Melville, NY 11747

> **Re: MSC Industrial Direct Co., Inc.**
> **Form 10-K for the Fiscal Year Ended September 3, 2022**
> **Filed October 20, 2022**
> **File No. 001-14130**

Dear Kristen Actis-Grande:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services